September 30, 2010



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attention:  Mr. Christopher Owings, Assistant Director

Re:     Innovative Product Opportunities Inc. (the "Company")
        Amendment No. 4 to Registration Statement on Form S-1
        Filed Sept 22, 2010
        File Number: 333-167667


Dear Mr. Owings:

I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Company's Registration Statement on Form S-1 (File No. 333-167667), together with certain exhibits thereto (collectively, the " Registration Statement ").

The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated September 30, 2010.

Set forth below is the Company's response to the Staff's comments. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND FINANCIAL DISCLOSURE OR PLAN OF OPERATION, PAGE 22

MANAGEMENT'S STRATEGIC VISION, PAGE 23

Comment 1

We note your revised disclosure in response to comment two in our letter dated September 20, 2010. Please quantify your prospective advertising costs, as previously requested. In this regard, we note your reference to "advertising costs" on page 24.

Response 1

We have updated the prospectus to reflect that there is no cost to us for advertising as we will be advertising our services in free trade listings, free industry publications and free web site listings as our main focus for attracting new clients as disclosed on page 22. We have removed the reference to "advertising costs" on page 24 as the advertising has no costs.

Comment 2

In addition, we note your statement that you expect to spend $25,000 over the next 12 months for legal, accounting and related services, as well as your statement that your chief executive officer will advance you $25,000 to "start implementing your business plan." Given that the advance from your chief executive officer will cover your legal, accounting and related services, please explain how you will fund the implementation of your business plan.
To the extent you do not know when you are going to attract customers and as a result, when, if ever, you will generate revenues, please state as much.

Response 2

We have revised the disclosure on page 8 and page 23 to reflect "approximately $20,000 in cash for legal, accounting and related services" as we now have a better understanding of those costs.

We have revised the disclosure on page 24 to reflect an additional $25,000 to $30,000 advance from our chief executive officer to "start implementing our business plan."

We have revised the disclosure on page 22 to reflect we do not know when we will attract new clients and as a result, when, if ever, we will generate revenues.


OPERATING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS, PAGE 24

Comment 3

Your disclosure in the first two sentences appears to conflict in that, on the one hand, you state that you "have funded your initial operations" and in the next sentence, you state that you "have no cash to fund your initial operations." If you mean to state that you currently have no funds to continue to fund your operations, please state as much.


Response 3

We have revised the disclosure on page 24 to indicate we currently have no cash to continue to fund our operations.


If you have further questions or comments, please feel free to contact us or our counsel. We are happy to cooperate in any way we can.


                                        Regards,

                                        /s/ Doug Clark, CEO



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